Curaleaf Reports First Quarter 2024 Results
First quarter 2024 revenue of $339 million, representing an increase of 2% year-over-year and adjusted gross margin(1) of 48%
First quarter 2024 adjusted EBITDA(1) of $77 million, representing 23% of revenue, a 40 basis point improvement year-over-year
First quarter 2024 operating cash flow from continuing operations of $46 million and free cash flow(1) of $33 million
Repurchased $15 million of our December 2026 notes at a 7.75% discount

NEW YORK, May 9, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2024. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Executive Chairman of Curaleaf, stated, “Consistent with our expectations, first quarter revenue grew 2% to $339 million, and we achieved a 48% adjusted gross margin. Adjusted EBITDA margin(1) was $77 million or 23% of sales, expanding 40bps from last year. We ended the first quarter with $105 million of cash on the balance sheet, and generated operating and free cash flow from continuing operations(1) of $46 million and $33 million, respectively. We have started to redeploy this cash toward reducing leverage on our balance sheet, as seen by the $15 million bond repurchase executed in April. At this important inflection point in our industry and our Company, on the heels of rescheduling news, our expanded custody solutions, and the advances in Europe, Curaleaf has evolved from an MSO to an MCO, a multi-country operator, a term which represents our global vision and business that today spans over 15 countries across the world. With each ensuing quarter, we will create further separation from our peers because of the strategic global lens through which we operate. We are very encouraged by the catalysts thus far with more on the horizon, and our success and future potential would not be possible without our global team members. I thank them all.”

Matt Darin, Chief Executive Officer of Curaleaf, commented, “We are laser focused on expanding the global reach of our brand portfolio, with Select, Grassroots, Curaleaf, and Four20 in Europe leading the way. In the first quarter, our team gained 33 basis points of total market share across all BDSA states, expanding our share in some of the largest markets throughout the U.S.. Our wholesale advantage is growing steadily, and we continue to innovate with new products consumers love. Our unique exposure to the most significant catalysts on the horizon – continued expansion of the NY market, expansion of Pillar 1 in Germany, and adult use in Ohio, Florida, and Pennsylvania sets us up for robust growth in 2025 and beyond. The global cannabis industry is still in its infancy and we are confident that the foundation we have built is one for long-term success.”

First Quarter 2024 Financial Highlights
•Net Revenue of $338.9 million, a year-over-year increase of 2% compared to Q1 2023 revenue of $332.6 million. Sequentially, net revenue decreased 2%
•Gross profit of $160.9 million and gross margin of 47%
•Adjusted gross profit(1) of $161.4 million and adjusted gross margin(1) of 48%, up 120 basis points sequentially
•Net loss attributable to Curaleaf Holdings, Inc. of $48.3 million or net loss per share $0.07
•Adjusted EBITDA(1) of $76.7 million and adjusted EBITDA margin(1) of 23%, a 40 basis point improvement year-over-year
•Cash at quarter end totaled $105.0 million
•Operating and free cash flow from continuing operations of $46.1 million and $33.1 million, respectively

First Quarter 2024 Operational Highlights
•Opened our first adult-use store in New York’s Hudson Valley, ending the quarter with 145 U.S. retail stores.
•Launched Stir by Zero Proof, a fast-acting THC beverage mix, in Illinois.
•Launched Stiq, a new 1g all-in-one cannabis oil vape, in Arizona.
•Announced the acquisition of Northern Green Canada (NGC), a vertically integrated Canadian EU-GMP indoor cannabis producer, focused primarily on solidifying our supply chain and expanding our international presence through its EU-GMP certified facilities.
•Curaleaf International rebranded Sapphire Clinics to Curaleaf Clinics in the U.K.
•Acquired Can4Med, an experienced pharmaceutical wholesaler in Poland to enhance our market presence.
•Curaleaf International made its first wholesale shipment into Czech Republic.
Post First Quarter 2024 Operational Highlights
•Completed the Northern Green Canada acquisition for a purchase price of approximately $16.0 million plus an earnout.
•Purchased for cancellation $15.0 million of our Senior Secured Notes - 2026 at a discount of 7.75%, saving the Company $3.2 million of future interest payments.

Balance Sheet and Cash Flow
As of March 31, 2024, the Company had $105.0 million of cash and $580.3 million of outstanding debt net of unamortized debt discounts.
During the three months ended March 31, 2024, Curaleaf invested $13.0 million, net in capital expenditures, focused on cultivation, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the first quarter of 2024 and 2023, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 736,147,618 and 718,117,628 shares, respectively.
1 Adjusted EBITDA, adjusted gross profit and free cash flow from continuing operations are non-GAAP financial measures, and adjusted EBITDA margin and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Thursday May 9, 2024 at 5:00 P.M. ET to discuss Q1 2024 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300 or from Canada 1-416-639-5883. The conference pin # is 7489402.
A replay of the conference call can be accessed at 1-877-344-7529 or internationally 1-412-317-0088 or from Canada 1-855-669-9658, using the replay pin # 7935470.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on May 9, 2024 and will end at 11:59 P.M. ET on May 16, 2024.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted EBITDA” and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as Net cash provided by operating activities from continuing operations less the Purchases of property, plant and equipment, net of proceeds from disposals (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Gross profit from continuing operations	$160,904	$156,192	$160,442
Other add-backs (1)	511	4,205	649
Adjusted gross profit from continuing operations (2)	$161,415	$160,397	$161,091
Adjusted gross profit margin from continuing operations (2)	48%	46%	47%

(1) Other add-backs in Q1 2024 primarily include inventory write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.
Gross profit from continuing operations was $160.9 million in the first quarter of 2024, compared with $156.2 million in the fourth quarter of 2023. Adjusted gross profit from continuing operations net of add-backs for the first quarter was $161.4 million compared with $160.4 million in the fourth quarter of 2023. Adjusted gross profit margin from continuing operations for the first quarter of 2024 was 48%, an increase of 120 basis points compared with the fourth quarter of 2023. The quarter-over-quarter increase in adjusted gross profit margin was due to an improvement in non-absorption costs partially offset by reduced vertical mix of sales.
Adjusted EBITDA (Unaudited)
($ thousands)

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Net loss	$(51,010)	$(65,647)	$(56,469)
Net income (loss) from discontinued operations	567	(7,995)	(12,589)
Net loss from continuing operations	(51,577)	(57,652)	(43,880)
Interest expense, net	25,762	28,423	20,640
Provision for income taxes	40,090	(2,974)	40,732
Total depreciation and amortization (1)	51,458	52,861	44,954
Share-based compensation	7,509	5,833	1,708
Loss on impairment and Other expense, net	(1,573)	46,170	487
Other add-backs (2)	5,039	10,352	9,434
Adjusted EBITDA (3)	$76,708	$83,013	$74,075
Adjusted EBITDA Margin (3)	23%	24%	22%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of operations.
(2) Other add-backs in Q1 2024 primarily include costs related to legal and professional fees, rent and other facility costs, and $2 million related to legislative campaign contributions.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss, the most comparable GAAP measure.

Adjusted EBITDA was $76.7 million for the first quarter of 2024, a decrease of 8% from $83.0 million in the fourth quarter of 2023, and an increase of 4% from $74.1 million in the first quarter of 2023. Adjusted EBITDA margin was 23%, a decrease of 140 basis points from 24% in the prior quarter and an increase of 40 basis points from 22% in the first quarter of 2023. The sequential decrease in Adjusted EBITDA was primarily due to seasonally lower sales and an increase in labor expenses.
Free Cash Flow (Unaudited)
($ thousands)

Three months ended March 31, 2024
Net cash provided by operating activities from continuing operations	$46,066
Less: Capital expenditures	(12,996)
Free cash flow from continuing operations(1)	$33,070

(1) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets

($ thousands)	As of
	March 31, 2024	December 31, 2023
	Unaudited	Audited
Assets
Cash, cash equivalents and restricted cash	$105,029	$91,818
Other current assets	331,228	326,785
Property, plant and equipment, net	567,954	571,627
Right-of-use assets, finance lease, net	139,301	143,203
Right-of-use assets, operating lease, net	116,061	118,435
Intangible assets, net	1,156,705	1,172,445
Goodwill	625,904	626,628
Other long-term assets	40,916	45,635
Total assets	$3,083,098	$3,096,576

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$607,080	$494,034
Total long-term liabilities	1,341,348	1,431,250
Total shareholders’ equity	1,018,325	1,050,642
Redeemable non-controlling interest contingency	116,345	120,650
Total liabilities, temporary equity and shareholders’ equity	$3,083,098	$3,096,576

Condensed Interim Consolidated Statements of Operations (Unaudited)

($ thousands, except for share and per share amounts)

	Three months ended March 31,
	2024	2023
Revenues, net:
Retail and wholesale revenues	$337,577	$331,264
Management fee income	1,355	1,376
Total revenues, net	338,932	332,640
Cost of goods sold	178,028	172,198
Gross profit	160,904	160,442
Operating expenses:
Selling, general and administrative	104,392	110,482
Share-based compensation	7,509	1,708
Depreciation and amortization	36,301	30,273
Total operating expenses	148,202	142,463
Income from operations	12,702	17,979
Other income (expense):
Interest income	17	22
Interest expense	(15,363)	(9,995)
Interest expense related to lease liabilities and financial obligations	(10,416)	(10,667)
Gain (loss) on impairment	3,926	—
Other expense, net	(2,353)	(487)
Total other expense, net	(24,189)	(21,127)
Loss before provision for income taxes	(11,487)	(3,148)
Provision for income taxes	(40,090)	(40,732)
Net loss from continuing operations	(51,577)	(43,880)
Net income (loss) from discontinued operations	567	(12,589)
Net loss	(51,010)	(56,469)
Less: Net loss attributable to non-controlling interest	(2,697)	(2,089)
Net loss attributable to Curaleaf Holdings, Inc.	$(48,313)	$(54,380)

Per share – basic and diluted:
Loss per share from continuing operations, net of loss attributable to non-controlling interest	$(0.07)	$(0.06)
Income (loss) per share from discontinued operations	—	(0.02)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.08)
Weighted average common shares outstanding – basic and diluted	736,147,618	718,117,628

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account:    https://twitter.com/Curaleaf_IR
Investor Relations Website:    https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the Toronto Stock Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 6, 2024 for the fiscal year ended December 31, 2023, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2023 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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